Exhibit 99.1

Tomer Raved Appointed Chief Executive Officer and Director of B Communications

B Communications Ltd. (the “Company” or “BCOM”) (NASDAQ and TASE: BCOM) today announced it has appointed Tomer Raved as Chief Executive Officer and Director. He succeeds Ami Barlev, who led the Company in the past year.

“I am excited to be joining this excellent team as we embark on a new era for BCOM and Bezeq, backed by two strong and experienced groups of shareholders,” said Tomer Raved. “The recent investment by Searchlight and the Fuhrer family will allow all our stakeholders to enjoy stability and certainty in a time of unprecedented changes in the Israeli telecommunication industry and in the way users interact with the digital world.”

“Tomer brings a decade of financial and business experience, having worked closely with some of the world’s largest telecom and media conglomerates. His familiarity with the industry and the capital markets will help the Company’s growth and stability,” said Darren Glatt, Chairman of the Board of Directors of BCOM. “We would like to thank Ami Barlev for his great efforts and support which were key in completing the recent transaction. Ami is expected to continue to be a part of the Company and help with seamless transition over the next few months.”

Tomer Raved is an experienced investment banker and a former M&A lawyer. In the past decade, Tomer has advised telecom, media and tech companies on M&A and capital raises and has completed transactions valued at over $300bn in aggregate with US and Israeli clients, such as Verizon, AT&T, Disney, IBM, KKR, Apollo and many others. Tomer joins the Company from RBC Investment Bank, where he was a Director and a Vice President since 2016. Previously, Tomer was an Associate Director at UBS Investment Bank. Tomer has an MBA with specialization in Finance and Accounting from NYU Stern School of Business, as well as an L.L.B in Law and a B.A. in Economics from Tel-Aviv University. He recently relocated back to Israel from New York with his wife Ifat and their two children.

About B Communications

B Communications is an Israeli corporation focused on the telecommunications industry. Its shares are traded on the Nasdaq and the Tel-Aviv Stock Exchange under the symbol BCOM. B Communications sole asset is its controlling interest (approximately 26.34%) in Bezeq (TASE:BZEQ), Israel’s leading telecommunications service provider. Established in 1984, Bezeq has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; cloud and digital services; satellite and Internet based multi-channel TV; and corporate networks.